December 11, 2024

Ronald Fleming
Interim Chief Executive Officer
Lazydays Holdings, Inc.
4042 Park Oaks Boulevard, Suite 350
Tampa, Florida 33610

       Re: Lazydays Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 2, 2024
           File No. 333-283548
Dear Ronald Fleming:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   William Goodling